Exhibit 99.1

NEWS RELEASE – REGULATED INFORMATION
MARCH 2, 2023, 4:30 pm ET/ 22:30 CET

MDxHealth Shareholder Transparency Declarations

IRVINE, CA, and HERSTAL, BELGIUM – March [2], 2023 – MDxHealth SA (Nasdaq and Euronext Brussels: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, announces today in accordance with Article 14 of the Belgian Act of 2 May 2007 on the disclosure of important participations in issuers of which shares are admitted to trading on a regulated market and regarding miscellaneous provisions (the “Belgian Transparency Act”), that it received the following notifications.

The Company was notified that the number of shares with respect to which MVM Partners, LLC can exercise voting rights passively crossed below the threshold of 20% of the outstanding shares and voting rights of mdxhealth on February 7, 2023. Notably, it follows from the notification by MVM Partners, LLC, who notified alone, that an aggregate of 45,504,584 shares of mdxhealth, representing 17.31% of the 262,880,936 outstanding shares and voting rights of mdxhealth, is held through the following entities: MVM V LP (which owns 1,877,945 American depositary shares (“ADSs”) and 25,805,845 shares of mdxhealth) and MVM GP (No. 5) LP (which owns 38,721 ADSs and 532,079 shares of mdxhealth). The notification also stated that MVM Partners, LLC is not a controlled entity, acts as fund manager of the aforementioned two entities, and can exercise the voting rights attached to the securities at its own discretion, without specific instruction. Furthermore, it is stated that the fund management of MVM V LP and MVM GP (No.5) LP was previously done by MVM Partners LLP, but, on July 1, 2022, MVM Partners LLC replaced MVM Partners, LLP as fund manager of MVM V LP and MVM GP (No.5) LP.

The Company was notified that the number of shares with respect to which Biovest NV can exercise voting rights passively crossed below the threshold of 5% of the outstanding shares and voting rights of mdxhealth on February 7, 2023. Notably, it follows from the notification by Biovest NV that 11,923,587 shares of mdxhealth, representing 4.54% of the 262,880,936 outstanding shares and voting rights of mdxhealth, are held through Biovest NV. The notification also stated that Biovest NV is for 100% owned by RMM S.A., which is ultimately held by Sniper Invest S.A. (ultimately owned by Stefan Mariën), Fontana Invest S.A. (ultimately owned by Frederic Mariën) and Radium Invest S.A. (ultimately owned by Robin Devos), each for a third, that Biovest NV did not participate to the capital increase of 7 February 2023, that Stefan Mariën was appointed as director of Sniper Invest S.A. on 22 September 2021, that Frederic Mariën was appointed as director of Fontana Invest S.A. on 22 September 2021, that Robin Devos was appointed as director of Radium Invest S.A. on 22 September 2021, ant that, accordingly, control of the mdxhealth stake held by Biovest NV (11,923,587 shares) was passed in full from Rudi Mariën to Stefan Mariën, Frederic Mariën and Robin Devos.

For further information, reference is made to the information published on mdxhealth’s website (http://www.mdxhealth.com/investors/shareholder-information).

Pursuant to the Belgian Transparency Act and the articles of association of the Company, a notification to the Company and the Belgian Financial Services and Markets Authority (FSMA) is required by all natural and legal persons in each case where the percentage of voting rights attached to the securities held by such persons in the Company reaches, exceeds or falls below the threshold of 3%, 5%, 10%, and every subsequent multiple of 5%, of the total number of voting rights in the Company.

About mdxhealth®

mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. All other trademarks and service marks are the property of their respective owners.